Exhibit 99.1
Settlement of Class Action against Qiao Xing Universal Telephone, Inc. and its Directors and Officers
HUIZHOU, Guangdong, China, July 15 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announces that, at the July 11, 2008 final fairness hearing, U.S. District Judge Denise L. Cote gave her final approval of the settlement of the class action against Qiao Xing Universal Telephone, Inc. and its directors and officers. The Final Approval Order and Judgment was signed and entered on the same day.
The settlement amount for the class action was USD2, 400,000. The Company’s directors and officers insurance carrier contributed USD300, 000 towards the settlement. The Company has accrued a USD2, 100,000 non-operating loss in its 2007 consolidated financial statements in connection with the settlement. This loss had no material impact on the consolidated results of the Company for the year ended December 31, 2007.
Mr. Wu Rui Lin, Chairman of XING, said, “We are glad that the class action was promptly settled. I would like to stress that there is no admission of wrongdoing by the defendants in the settlement and we agreed to it to halt the substantial expense and management distraction that continues to be attendant to the litigation, as well as to eliminate uncertainty and risks from continued litigation.”
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases,

these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 15, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.